UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

AURIZON MINES LTD.

(Name of Subject Company)

AURIZON MINES LTD.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Julie A.S. Kemp

Aurizon Mines Ltd.

Suite 1120, Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

(684) 687-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Cummings

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

Toronto, Ontario

Canada M5K 1J3

(416) 504-0520

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D–9 (the “Statement”) relates to the offer (the “Alamos Offer”) made by Alamos Gold Inc., a British Columbia corporation (“Alamos”), to purchase all of the outstanding common shares of Aurizon Mines Ltd. (“Aurizon,” or the “Company”). The terms and conditions of the Alamos Offer are set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Alamos with the Securities and Exchange Commission on January 14, 2013.

In connection with the Alamos Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated January 23, 2013. The Directors’ Circular, which will be mailed to the Company’s shareholders, is filed as exhibit (a)(1)(A) to this Statement and is incorporated by reference into this Statement in its entirety.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Statement relates is Aurizon Mines Ltd., a British Columbia corporation. The address of the principal executive offices of the subject company is Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2. The business telephone number of the subject company is (684) 687-6600.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common shares, without par value (the “Common Shares”). The number of Common Shares issued and outstanding as of the close of business on January 20, 2013, is set forth in the Directors’ Circular under the heading “Ownership of Securities of Aurizon.”

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

The name, address and telephone number of the Company, which is the person filing this Statement and the subject company, are set forth in Item 1, “Subject Company Information — Name and Address,” above. The Company’s website is www.aurizon.com. The website and the information on or available through the website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

The Alamos Offer is described in the Directors’ Circular under the headings “Summary,” “Questions and Answers About the Alamos Offer,” “Directors’ Circular” and “How to Withdraw Deposited Shares.”

The Schedule TO states that Alamos’ head office is located at Suite 2200, 130 Adelaide Street West, Toronto, Ontario M5H 3P5 and its registered and records office is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia V7X 1L2.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Directors’ Circular under the headings “Background to the Alamos Offer,” “Relationship Between Alamos and the Directors and Officers of Aurizon,” “Arrangements Between Aurizon and its Directors And Officers,” “Arrangements Between Alamos and Securityholders of Aurizon” and “Interests of Directors and Officers of Aurizon in Material Transactions with Alamos,” is incorporated by reference into this Statement.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

The recommendation with respect to the Alamos Offer and the reasons for such recommendation are set forth in the Directors’ Circular under the headings “Summary,” “Questions and Answers About the Alamos Offer,” “Recommendation of the Special Committee to the Board Of Directors,” “Recommendation of the Board Of Directors to Aurizon Shareholders,” “Reasons for Rejection” and “Conclusion and Recommendation,” and are incorporated by reference into this Statement. The intentions of the Company’s executive officers and directors with respect to the Alamos Offer are set forth in the Directors’ Circular under the heading “Intentions of Directors and Officers,” and are incorporated by reference into this Statement.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The identity of all persons or classes of persons that are directly employed, retained or compensated to make recommendations with respect to the Alamos Offer and summaries of the material terms of employment, retainer or compensation of such persons are set forth in the Directors’ Circular under the headings “Opinions of Financial Advisors” and “Persons or Assets Employed, Compensated or Used” and are incorporated by reference into this Statement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth in the Directors’ Circular under the headings “Trading In Securities of Aurizon,” and “Issuances of Securities of Aurizon,” which are incorporated by reference into this Statement, no transactions in the Common Shares have been effected during the past six months by the Company or any subsidiary of the Company or by any executive officer, director or affiliate of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in the Directors’ Circular under the heading “Alternatives To The Alamos Offer,” which is incorporated by reference into this Statement, the Company is not undertaking or engaged in any negotiations in response to the Alamos Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in the Directors’ Circular under the headings “Summary” and “Alternatives to the Alamos Offer,” which are incorporated by reference into this Statement, the Company has not entered into any transaction, adopted any board resolution or signed any contract in response to the Alamos Offer that relates to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

The information set forth in the Directors’ Circular under the headings “Shareholder Rights Plan” and is incorporated by reference into this Statement.

ITEM 9.    EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Directors’ Circular, dated January 23, 2013
(a)(1)(B)	Press release of the Company, dated January 15, 2013
(a)(1)(C)	Press release of the Company, dated January 18, 2013
(a)(1)(D)	Press release of the Company, dated January 23, 2013
(a)(1)(E)	Letter to Shareholders, dated January 23, 2013
(a)(1)(F)	Letter to Employees, dated January 23, 2013
(a)(1)(G)	Employment Agreement of George Paspalas, President and CEO, dated June 27, 2011
(a)(1)(H)	Employment Agreement of Ian S. Walton, EVP and CFO, dated October 11, 2006
(a)(1)(I)	Employment Agreement of Martin Bergeron, Vice President, Operations, dated October 12, 2009
(a)(1)(J)	Amendment to Employment Agreement of Martin Bergeron, dated December 12, 2012
(a)(1)(K)	Deferred Share Unit Plan, dated March 14, 2012
(a)(1)(L)	Restricted Share Unit Plan, dated December 12, 2012
(a)(1)(M)	Stock Option Plan, dated May 10, 2012

FORWARD-LOOKING STATEMENTS

The Directors’ Circular, including the discussion of the reasons for the unanimous recommendation of the Board of Directors of Aurizon that Aurizon shareholders reject the Alamos Offer and not tender their shares of Aurizon to the Alamos Offer, contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements (collectively, “forward-looking statements”) that are prospective in nature. These statements refer to future events and include information concerning the Alamos Offer and the business operations, prospects and financial performance of Aurizon, which are subject to certain risks, uncertainties and assumptions.

Such forward-looking statements include statements regarding the value of the Company, estimates regarding production, costs of production, capital expenditures, expected recoveries, developments and exploration at Casa Berardi in 2013 as well as future production levels from and value estimates in respect of Casa Berardi, mineral resource estimates and exploration plans and potential in respect of other Company projects, the potential for alternative transactions and the terms thereof and risks relating to Alamos’ properties. All statements other than statements of historical fact may be forward-looking statements. Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements are based on a number of assumptions, including, but not limited to: assumptions regarding the Alamos Offer and the value of Aurizon’s assets, in particular Casa Berardi; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource and reserve estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold and other metals; the strength of the economic fundamentals of gold relative to other base metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; the risk of changes in laws, rules and regulations applicable to Aurizon; the risks relating to Alamos’s properties; and whether or not an alternative transaction superior to the Alamos Offer may emerge. Although management of Aurizon believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the Directors’ Circular and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, but are not limited to, the availability of any superior alternatives to present to Aurizon shareholders, whether any such alternative can be sufficiently advanced before the expiry of the Alamos Offer, the risk that some or all of the assumptions on which forward looking statements are based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected, that development and production inputs will become less available than expected, that the price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that actual grades or recovery rates are lower than expected, the risk of unexpected occurrences that affect rates of production, including failure or disruption to plant, process or equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates and the occurrence of accidents and the risks set forth in Aurizon’s Annual Information Form dated March 30, 2012 which is available under Aurizon’s profile on SEDAR at www.sedar.com and in available on EDGAR as an Exhibit to the Company’s annual report on Form 40-F at www.sec.gov. You should not place undue reliance on any forward-looking statements contained in the Directors’ Circular.

Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law. All forward looking statements herein are qualified by this cautionary statement. These forward-looking statements should not be relied upon as representing Aurizon’ views as of any date subsequent to the date of the Directors’ Circular.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURIZON MINES LTD.

By:	/s/Ian S. Walton
Name: Ian S. Walton
Title: Executive Vice President and Chief Financial Officer

Dated: January 23, 2013